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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                          PACKAGING PLUS SERVICES, INC.
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.005 Per Share
                         (Title of Class of Securities)

                                   695161 307
                                 (CUSIP Number)

                            Herbert M. Friedman, Esq.
                        Zimet, Haines, Friedman & Kaplan
                                 460 Park Avenue
                            New York, New York 10022
                                 (212) 486-1700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 18, 1996
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                       / /

      Check the following box if a fee is being paid with this statement.

                                       / /





                               Page 1 of 13 pages
                             Exhibit Index on Page 7

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               CUSIP NO. 695161 307

        1.     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Charles Elsener

        2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                             (See Instructions)
                                                                  (a)  /   /

                                                                  (b)  /   /
        3.     SEC USE ONLY

        4.     SOURCE OF FUNDS (See Instructions)

                                                        N/A

        5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       /   /

        6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                       Switzerland

         Number of Shares              7.        SOLE VOTING POWER
         Beneficially Owned
         by Each Reporting                        -0-
         Person With
                                       8.        SHARED VOTING POWER

                                                  -0-

                                       9.        SOLE DISPOSITIVE POWER

                                                  -0-

                                      10.        SHARED DISPOSITIVE POWER

                                                  -0-

       11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                                                  -0-

       12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (See Instructions)
                                                                    /   /

       13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  -0-

       14.     TYPE OF REPORTING PERSON

                                                  IND

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                               Amendment No. 1 to
                                  SCHEDULE 13D

Item 1 - Security and Issuer.

               This Amendment No. 1 to Schedule 13D (this "Amendment") relates to the Class A Common Stock, par value $.005 per share ("Class A Stock"), of Packaging Plus Services, Inc. (the "Company") and amends the Schedule 13D dated May 23, 1996 (the "Original Schedule 13D") which was filed with the Securities and Exchange Commission (the "SEC") on May 24, 1996 by Charles Elsener. This Amendment reflects certain information required to be disclosed herein pursuant to Rule 13d-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the disposition of beneficial ownership of shares of Class A Stock.

               The address of the Company's principal executive offices is 20 South Terminal Drive, Plainview, New York 11803.

Item 2 - Identity and Background.

               This statement is being filed on behalf of Charles Elsener. The principal business address of Mr. Elsener is c/o Victorinox A.G., CH-6438, Ibach-Schwyz, Switzerland. Mr. Elsener is a private investor and a citizen of Switzerland and his principal occupation is President of the Victorinox Cutlery Company, a Swiss company.

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               During the last five years, Mr. Elsener has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               During the last five years, Mr. Elsener was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
               As reported in the Original Schedule 13D, on May 17, 1996
Mr. Elsener purchased, for an aggregate purchase price of $1,500,000, from the Company pursuant to a Note and Warrant Agreement (the "Note and Warrant Agreement") (i) a Convertible Promissory Note in the principal amount of $1,500,000, which note is convertible at the holder's option into shares of the Class A Stock at the rate of $0.40 per share (the "Note"), and (ii) a Warrant to purchase 500,000 Class A Shares at an exercise price of $0.60 per share (the "Warrant").

               On July 18, 1996, Mr. Elsener sold the Note and the Warrant in a private transaction to Louis Marx, Jr., a private investor, pursuant to a letter agreement (the "Letter Agreement") for an aggregate purchase price of $1,534,521, paid in cash.

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Item 4.  Purpose of Transaction.

               Mr. Elsener acquired the Note and the Warrant for investment purposes.

Item 5.  Interest in Securities of the Issuer.

               (a) (b) Mr. Elsener is the beneficial owner of no shares of Class A Stock or any other securities of the Company. Mr.
Elsener does not have the power to vote or direct the vote or to dispose or direct the disposition of any shares of Class A Stock or any other securities of the Company.

               (c) Except for the transactions described in Item 3 above, no transactions in any securities of the Company, including the Class A Stock, were effected by Mr. Elsener since the date of the Original Schedule 13D.

               (d)  Not Applicable.

               (e) Mr. Elsener ceased to be the beneficial owner of any shares of Class A Stock on July 18, 1996.

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Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

                  Except for the letter agreement noted in Item 3 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits.

                  The letter agreement described in Item 3 above is filed as Exhibit A hereto.

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 1996


                                               /s/ Charles Elsener
                                                   Charles Elsener

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                                INDEX OF EXHIBITS



Exhibit                    Description                                 Page

A                 Letter Agreement dated July 18,                        8
                  1996 between Mr. Elsener and Louis
                  Marx, Jr.


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                                                                       Exhibit A

                                 Charles Elsener
                                     CH-6438
                                  Ibach-Schwyz
                                   Switzerland


                                                                   July 18, 1996


Louis Marx, Jr.
667 Madison Avenue
New York, New York 10021

Dear Louis:

                  This letter agreement (this "Agreement") will confirm the mutual agreement between Charles Elsener ("Seller") and Louis Marx, Jr. ("Purchaser") concerning the sale by Seller to Purchaser of all of Seller's right, title and interest in and to (i) that certain $1,500,000.00 principal amount 12% Convertible Note Due May 10, 1998 made by Packaging Plus Services, Inc., a Nevada corporation ("Packaging Plus"), on May 10, 1996 in favor of Seller (the "Convertible Note") and (ii) that certain Common Stock Purchase Warrant dated May 10, 1996, issued by Packaging Plus to Seller entitling Seller to purchase 500,000 shares of the Class A Common Stock, par value $.005 per share ("Common Stock"), of Packaging Plus (the "Warrant"; and together with the Convertible Note, the "Property"). Pursuant to the terms and conditions of this Agreement, Seller and Purchaser hereby mutually agree as follows:

                  1. Sale. Effective the date hereof, Seller hereby sells, transfers, assigns and conveys to Purchaser and Purchaser hereby purchases from Seller without recourse all of Seller's

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right, title and interest in and to the Property for the consideration set forth in Paragraph 2 of this Agreement.

                  2. Consideration. The aggregate purchase price for the Property is $1,534,521.00 (of which $1,529,521.00 is attributable to the purchase of the Convertible Note and $5,000.00 is attributable to the purchase of the Warrant), payable (by wire transfer) in cash promptly following the execution hereof by Purchaser.

                  3. Transfer of Beneficial and Record Ownership. Promptly following the execution hereof by Purchaser, Seller will deliver to Purchaser any certificates or other instruments in Seller's possession representing the Property, accompanied by instruments of transfer duly executed in blank. The Purchaser shall assume all of the benefits and burdens of ownership of the Property upon the execution of this Agreement on the date hereof, and Seller agrees to deliver to Purchaser all interest and other proceeds or amounts received by Seller from and after the date hereof in respect of the Property.

                  4. Representations and Warranties of Seller. Seller represents and warrants that Seller is transferring the Property to Purchaser free and clear of all security interests, liens, charges and encumbrances created by Seller.

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                  5. Representations and Warranties of Purchaser. Purchaser
represents and warrants that:

                  (a) Purchaser is a sophisticated investor, highly skilled in financial matters and Purchaser has made such inquiry and has obtained such information as he has requested or deemed appropriate concerning the Shares and Packaging Plus. Purchaser acknowledges that his decision to proceed with this transaction is based upon his own analysis of the situation and that, except as expressly set forth in paragraph 4 hereof, no representations or warranties whatsoever (including without limitation as to the value of the Property) have been made to Purchaser concerning Packaging Plus or the Property by Seller or by any other person; and

                  (b) Purchaser recognizes that none of the Property or the shares of Common Stock issuable upon conversion of the Convertible Note or upon exercise of the Warrant has been registered under the Securities Act of 1933, as amended, and agrees that he will not transfer any of the Property in the absence of such registration unless such contemplated transfer is exempt from the requirement of such registration. Purchaser agrees that any certificates representing the Property or such shares of Packaging Plus Common Stock shall bear on the face thereof a legend reflecting the foregoing restrictions.

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                  6. Voting. From and after the date hereof, Seller shall
exercise any voting or other rights that Seller may have with respect to the Property only as directed by Purchaser and, upon Purchaser's request, Seller shall execute and deliver to Purchaser an irrevocable proxy, in substantially the form of Exhibit A hereto, with respect to the Property to the extent there exists voting or other similar rights with respect thereto.

                  7. Other Documents. Each party hereto shall at any time, and from time to time, upon the written request of the other party hereto, execute and deliver such further documents, including any required consents or similar instruments, and things as the other party hereto may reasonably request in order to effect the purposes of this Agreement.

                  8. Modification. Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated, except by an instrument in writing signed by Seller and Purchaser.

                  9. Headings. The headings of this Agreement are for purposes of reference only and shall not limit or define the meaning hereof.

                  10. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York applicable to contracts entered into and to be performed entirely within such State.

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                  11. Counterparts. This Agreement may be executed in
counterparts, each of which shall be deemed an original and which together shall constitute one and the same agreement.

                  If this Agreement meets with your understanding of our mutual agreement, would you please so indicate by signing a copy hereof and returning it to me.


                                         Very truly yours,



                                         /s/ Charles Elsener
                                         -------------------------------
                                             Charles Elsener



ACCEPTED AND AGREED:


PURCHASER


By:/s/ Louis Marx, Jr.
- ----------------------------
   Louis Marx, Jr.

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                                                                       EXHIBIT A


                                IRREVOCABLE PROXY

                  The undersigned hereby grants to [_________________] an irrevocable proxy pursuant to vote, or to execute and deliver written consents, or otherwise act with respect to [insert number of shares] shares of the Class A Common Stock, par value $.005 per share, of Packaging Plus Services, Inc., a
Nevada corporation (the "Corporation"), registered in the name of the undersigned as to which the undersigned is transferring to [_________________] beneficial ownership pursuant to that certain letter agreement of even date herewith by and between the undersigned and [_________________] (the "Letter Agreement"), as fully, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of shareholders of a Delaware corporation. The undersigned hereby affirms that this proxy is given pursuant to the Letter Agreement and as such is coupled with an interest and is irrevocable.

Dated this ____ day of ____________, _____.


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